Rush Street Interactive, Inc.

900 N. Michigan Avenue, Suite 950

Chicago, IL 60611

February 10, 2021

VIA EDGAR

Scott Anderegg

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Rush Street Interactive, Inc.
Registration Statement on Form S-1
Filed February 5, 2021
File No. 333-252810

Dear Mr. Anderegg:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Rush Street Interactive, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 11, 2021, or as soon thereafter as practicable.

Please call Brian Wolfe of Kirkland & Ellis LLP at (312) 862-3453 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Greg Carlin
Name:	Greg Carlin
Title:	Chief Executive Officer

cc:	Brian Wolfe, Kirkland & Ellis LLP

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